Filed by Dreyer's Grand Ice Cream, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                             Subject Company: New December, Inc.
                                              Commission File Number: 333-101052

On February 25, 2003 Dreyer's Grand Ice Cream, Inc. issued the following press release:



                    DREYER'S GRAND ICE CREAM, INC. ANNOUNCES
                  COMMITMENT TO FEDERAL TRADE COMMISSION (FTC)


(Oakland, CA, February 25, 2003) - Dreyer's Grand Ice Cream, Inc. (Dreyer's,
NNM: DRYR) announced that Nestle Holdings, Inc. (Nestle) and Dreyer's have committed to the FTC not to close the proposed transactions without first giving 20 days written notice to the FTC of an intent to close, and that in no event will the parties give such notice to the FTC in a manner that would permit the transactions to close prior to March 31, 2003. The parties continue to work with the FTC in order to expedite the agency's review of the proposed transactions.

The Form S-4 Registration Statement (S-4) filed with the Securities and Exchange Commission (SEC) in connection with the proposed transactions among Dreyer's, Nestle Ice Cream Company, LLC (NICC), and Nestle Holdings, Inc. (Nestle) was declared effective on February 14, 2003. A proxy statement/prospectus for the Special Meeting of Stockholders to be held March 20, 2003, was mailed on or about February 18, 2003, to Dreyer's stockholders of record on January 29, 2003. Upon completion of the transactions, Nestle will contribute 100% of its equity interest of NICC in exchange for approximately 55 million shares of a holding company, New December, Inc. (New Dreyer's), to be renamed "Dreyer's Grand Ice Cream Holdings, Inc". New Dreyer's will hold 100% of the equity interest of both Dreyer's and NICC. Each share of Dreyer's common stock held by the public will be exchanged for a new share of stock of New Dreyer's that will permit its holders to sell some or all of their shares to New Dreyer's for $83 per share during specified periods in the future and be subject to redemption by New Dreyer's at the request of Nestle at $88 per common share during a specified period in the future. The transactions will result in Nestle and its affiliates owning approximately 67 percent of New Dreyer's diluted common stock.

                                         **********

Dreyer's manufactures and distributes a full spectrum of ice cream and frozen dessert products. The company's products are marketed under the Dreyer's brand name throughout the western states and Texas, and under the Edy's(R) name throughout the remainder of the United States. Dreyer's (together with Edy's) is the best selling brand of packaged ice cream in the country. Internationally, the Dreyer's brand extends to select markets in the Far East and the Edy's brand to the Caribbean and South America. Brands currently manufactured and distributed by Dreyer's include Grand, Grand Light(R), Homemade, Dreamery(R), Whole Fruit(TM) Sorbet, M&M/Mars, Starbucks(R), Godiva(R) and Healthy Choice(R). For more information on the company, please visit www.dreyersinc.com.
                                                  ------------------
Edy's, the Dreyer's and Edy's logo design, Dreamery, Grand Light, Homemade, Whole Fruit, are all trademarks or tradenames of Dreyer's Grand Ice Cream, Inc. All other trademarks and tradenames are owned by their respective companies.

Investors and security holders are urged to read the proxy statement/prospectus in connection with the Nestle transaction referenced above. Investors and security holders may obtain a free copy of the proxy statement/prospectus and documents filed by Dreyer's and New Dreyer's with the SEC at the SEC's web site at www.sec.gov. A copy of the proxy statement/prospectus which was mailed to
   -----------
Dreyer's stockholders may be obtained free of charge from Dreyer's by directing a request to:

                         Dreyer's Grand Ice Cream, Inc.
                         Attn: Investor Relations
                         5929 College Avenue
                         Oakland, California 94618-1391


For further information contact:
Media Contact: Dori Sera Bailey at 510/601-4241
Investor Contact: C. Scott Webster at 510/450-4545